Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARIES OF HURCO COMPANIES, INC.

Jurisdiction
Name	Of Incorporation
Hurco B.V.	the Netherlands
Hurco Europe Limited	United Kingdom
Hurco GmbH	Federal Republic of Germany
Hurco Manufacturing Ltd.	Taiwan R.O.C.
Hurco S.a.r.l.	France
Hurco S.r.l.	Italy
Hurco (S.E. Asia) Pte Ltd.	Singapore

The foregoing list does not include other subsidiaries which, individually or in the aggregate, did not constitute a significant subsidiary as of October 31, 2008.